ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

September 21, 2012	Reid B. Adams T +1 212 596 9209 F +1 646 728 2711 reid.adams@ropesgray.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Dominic Minore, Esq.

Re:	Pyxis Funds I (the “Registrant”)

File Nos. 333-132400 and 811-21866

Dear Mr. Minore:

I am writing on behalf of the Registrant to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 31 to the Trust’s Registration Statement under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 34 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”) (“Amendment 31/34”), which you provided orally via telephone on August 28, 2012 and September 7, 2012. The Registrant filed Amendment 31/34, pursuant to Rule 485(a) under the 1933 Act, on July 3, 2012 to register shares of Pyxis/iBoxx Liquid Loan ETF, a new series of the Registrant (the “Fund”). Summaries of the Staff’s comments and the Registrant’s responses are set forth below. These responses will be reflected, to the extent applicable, in a Post-Effective Amendment to the Trust’s Registration Statement (the “Amendment”), which will be filed on or about September 28, 2012 pursuant to Rule 485(b) under the 1933 Act.

1.	Please remove the word “liquid” from the Fund’s name to avoid giving investors the impression that the Fund is holding itself out as the equivalent of a money market fund.

Response:

The requested change has been made by changing the Fund’s name to “Pyxis/iBoxx Floating Rate Loan ETF.” The Fund has also added the following disclosure: “The Fund will, under normal circumstances, invest at least 80% of its assets (i.e., net assets plus borrowings for investment purposes) in floating rate loans, which are debt obligations of companies or other entities, the interest rates of which float or vary periodically based upon a benchmark indicator of prevailing interest rates.”

Mr. Dominic Minore	September 21, 2012

Prospectus

2.	Please confirm that the Registrant has received an exemptive order from the Commission to operate the Fund as an exchange-traded fund. Please also confirm that the Amendment will comply with all terms and conditions stipulated in the applicable exemptive application and exemptive order.

Response:

The Registrant submitted its final exemptive application (the “Application”) on December 19, 2011 (Investment Company Act Release No. 29890) and received an exemptive order (the “Order”) from the Commission to operate exchange-traded funds on January 17, 2012 (Investment Company Act Release No. 29918). The Amendment will comply with all terms and conditions stipulated in the Application and the Order.

3.	Please ensure that the fee waiver agreement, management contract, and all other applicable exhibits will be filed with the Amendment.

Response:

The Registrant confirms that all applicable exhibits will be filed with the Amendment.

Investment Objective

4.	Please explain what is meant by “correspond generally” and elaborate in the Principal Investment Strategies section. Please include a discussion of the expected correlation between the performance of the Fund and the Underlying Index and address any acceptable deviations so that investors may determine whether the Fund is meeting its investment objective.

Response:

The Registrant has added the following disclosure to the Registration Statement under “Principal Investment Strategies” after its description of the Underlying Index: “‘Tracking error’ is the difference between the performance (return) of the Fund’s portfolio and that of the Underlying Index. The Adviser expects that, over time, the Fund’s tracking error will not exceed 5%.” In addition, as described in the Principal Investment Strategies section, the Fund will employ a representative sampling strategy with respect to at least 80% of its assets. As a result, while the Fund expects its returns to be similar to those of the Underlying Index, they will not be the same. The Registration Statement also explains that the Fund’s representative sampling strategy may lead to a greater tracking error risk. As a result, the Registrant believes that the disclosure contained in the Registration Statement, as supplemented in the manner indicated herein, adequately explains the term “correspond generally.”

Mr. Dominic Minore	September 21, 2012

Fees and Expenses

5.	Please delete the following sentence in footnote 2 to the Annual Fund Operating Expenses table on page 1: “A waiver or reimbursement lowers the expense ratio and increases overall returns to investors.” Alternatively, please move this sentence outside of the fund summary and explain that overall returns will increase only if expenses are not recouped.

Response:

The relevant sentence in footnote 2 to the Annual Fund Operating Expenses table has been deleted as requested.

Principal Investment Strategies

6.	Please define the term leveraged loan after its first use.

Response:

The requested change has been made. The Registrant has added the following definition of leveraged loan after its first use: “‘Leveraged Loans’ are loans to companies that typically already have a high amount of debt and are often characterized by lower credit ratings or higher interest rates.”

7.	Please clarify how the description of the Underlying Index as being comprised of the “most liquid loans” is consistent with the explanation that component securities of the Underlying Index may include (and that the Fund may acquire or retain) loans of borrowers that are “insolvent or in default.”

Response:

The Principal Investment Strategies section has been revised to clarify that Component Securities of the Underlying Index may be of issuers that are insolvent “provided that all criteria of the Underlying Index, including liquidity requirements, are met.” The Registrant also notes that the eligibility criteria provided by the Index Provider, as described in the Statement of Additional Information, permits loans of insolvent Borrowers. As the Index Provider measures liquidity based on the number of prices available and the length of time prices have been provided (by a minimum required number of price contributors), it is possible for loans of insolvent issuers to meet the liquidity requirements and be included in the index.

Mr. Dominic Minore	September 21, 2012

8.	Please specify whether securities in the 80% basket will be limited to securities in the Underlying Index and explain whether, in light of the representative sampling strategy and the strategy of not trying to beat the Underlying Index, the 80% basket seeks to replicate the Underlying Index.

Response:

The first sentence under “Principal Investment Strategies” has been revised as follows: “The Fund will, under normal circumstances, invest at least 80% of its assets (the ‘80% basket’) in component securities of the Underlying Index (‘Component Securities’).” The Registrant confirms that securities in the 80% basket will be limited to Component Securities. Because the Registrant will use a representative sampling strategy, while the Fund will seek to track the Underlying Index, it may not be able to replicate the Underlying Index.

9.	Please clarify which disclosure applies to the 80% basket of Fund assets that will be invested in Component Securities, which disclosure applies to the remaining 20%, and which disclosure applies to all of the Fund’s assets.

Response:

The first two sentences under “Principal Investment Strategies” have been revised to include “80% basket” and “20% basket” defined terms and the Principal Investments Strategies section has been revised to further clarify which disclosure applies to each basket.

10.	If the Fund will rebalance monthly like the Underlying Index, please disclose this fact. If the Fund will not rebalance monthly, please expand on “Tracking Error Risk” disclosure.

Response:

The Registrant has expanded its “Tracking Error Risk” to include the following disclosure: “The Adviser may not be able to cause the Fund’s performance to correlate to that of the Fund’s benchmark, either on a daily or aggregate basis. Because the Underlying Index rebalances monthly but the Fund is not obligated to do the same, the risk of tracking error may increase following the rebalancing of the Underlying Index.

11.	Replace “below investment grade securities” with, or include an additional reference to, “junk securities” each time the term is used in the fifth full paragraph under “Principal Investment Strategies.”

Mr. Dominic Minore	September 21, 2012

Response:

Given that the term “below investment grade securities” has been referred to as “junk securities” after its first use in this same paragraph,” the Registrant believes that there is unlikely to be any confusion among investors and that repeating the reference would be redundant. Therefore, the Registrant respectfully declines to add the additional reference.

12.	Please expand the description of the Fund’s possible role as Primary Lender to explain who would represent the Fund when the Fund acts in the capacity of one of a group of lenders originating a Senior Loan.

Response:

The following disclosure has been added to the sixth paragraph under “Principal Investment Strategies”: “In such instances, a financial institution will generally serve as the Agent, originator, principal negotiator or administrator of the Senior Loan.” The risk of monitoring this financial institution is further described under “Ongoing Monitoring Risk.”

13.	Please clarify whether Participations and Assignments will have the same underwriting standards as Component Securities.

Response:

To the extent that Participations and Assignments are used as investments in the 80% basket, they will adhere to the same underwriting standards as Component Securities. To the extent Participations and Assignments are used as investments in the 20% basket, they are not required to have the same underwriting standards as Component Securities provided that the Adviser believes that they will help the Fund track the Underlying Index.

14.	Please clarify that diversification requirements under the Code are different from and less stringent than diversification requirements under the 1940 Act.

Response:

The requested change has been made. The final paragraph under “Principal Investment Strategies” has been revised as follows: “The Fund is non-diversified as defined in the 1940 Act, but it intends to seek to qualify as a regulated investment company (‘RIC’) under Subchapter M of the Internal Revenue Code of 1986, as amended (the ‘Code’), which imposes diversification requirements on the Fund that are different from, and generally less restrictive than, the requirements applicable to ‘diversified’ investment companies under the 1940 Act. The Fund is not intended to be a complete investment program.”

Mr. Dominic Minore	September 21, 2012

15.	Explain how investors can access publicly available information about the Underlying Index and the Underlying Index provider’s methodology.

Response:

The following disclosure has been added to the first paragraph under “Index Provider”: “Further information about the Index Provider and the Underlying Index is available at http://www.markit.com.”

16.	Please confirm that all material investment techniques and strategies (including the use of derivatives) are discussed in this Principal Investment Strategies section.

Response:

The Registrant confirms that all material investment techniques and strategies are discussed in the Principal Investment Strategies section.

Principal Risks

17.	Please either add a risk description specifically related to leveraged loans or expand the Debt Securities Risk to include a discussion of leveraged loans.

Response:

“Debt Securities Risk” has been renamed and revised as follows: “Debt Securities and Leveraged Loans Risk. The market prices of debt securities generally fluctuate inversely with changes in interest rates so that the value of investments in such securities can be expected to decrease as interest rates rise and increase as interest rates fall. Such changes may be greater among debt securities with longer maturities. Leveraged Loans are subject to the same risks typically associated with debt securities. In addition, Leveraged Loans, which typically hold a senior position in the capital structure of a borrower, are subject to the risk that a court could subordinate such loans to presently existing or future indebtedness or take other action detrimental to the holders of Leveraged Loans. Leveraged Loans are also especially subject to the risk that the value of the collateral, if any, securing a loan may decline, be insufficient to meet the obligations of the borrower or be difficult to liquidate.”

18.	Consider adding “Loan Participation Risk.”

Response:

The Registrant has made the requested change by adding the following disclosure under “Principal Risks”: “Loan Participation Risk. In addition to the risks typically associated with debt securities, Participations involve the risk that there may not be a readily available

Mr. Dominic Minore	September 21, 2012

market for Participation interests and, in some cases, the Fund may have to dispose of such securities at a substantial discount from face value. Participations also involve the credit risk associated with the underlying corporate borrower.” Equivalent and more detailed disclosure has also been added under “Description of Principal Risks.”

19.	Consider adding “Junk Bond Risk.”

Response:

The Registrant has made the requested change by adding the following disclosure under “Principal Risks”: “Junk Bond Risk. The Fund’s ability to invest in high-yield debt securities (also known as “junk bonds”) generally subjects the Fund to greater risk than its ability to invest in securities with higher ratings. High-yield securities are regarded by the rating organizations as predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation.” Equivalent and more detailed disclosure has also been added under “Description of Principal Risks.”

20.	If there will be any significant geographic concentration, consider adding “Geographic Concentration Risk.”

Response:

The Registrant does not expect that the Fund’s investments will have a significant geographic concentration.

21.	Please ensure that the Principal Risks section includes a discussion of the risk of insufficient collateral for underlying investments as it relates to secured loans.

Response:

Discussions of the risk of insufficient collateral can be found under “Senior Loans” in both “Description of Principal Investments” and “Description of Principal Risks.” For further clarity, the following language also has been added to “Senior Loans” under “Principal Risks”: “Although Senior Loans in which the Fund will invest will often be secured by collateral, there can be no assurance that liquidation of such collateral would satisfy the Borrower’s obligation in the event of a default or that such collateral could be readily liquidated.”

22.	Please confirm that the observations on derivatives-related disclosure made in the Division of Investment Management’s letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf) have been addressed in the paragraph entitled “Derivatives Risk.”

Mr. Dominic Minore	September 21, 2012

Response:

The Registrant confirms that the observations made in the letter referenced above have been addressed.

23.	Please describe under “Derivatives Risk” the risks associated with using derivatives for speculative purposes and with the possibility of having a relatively high level of derivatives use by the Fund.

Response:

In response to the Staff’s comments, the Registrant has clarified that it will only use derivatives with respect to the 20% basket to track the Underlying Index (as a substitute for investing in conventional securities). As a result, the Registrant does not believe that it would be accurate to disclose that the Fund will be using a relatively high level of derivatives for speculative purposes. Nonetheless, to better describe the risks derivatives pose to the Fund, the Registrant has added the following disclosure to “Derivatives Risk”: “Losses involving derivative instruments may be substantial, because a relatively small price movement in the underlying asset, rate or index may result in a substantial loss for the Fund.”

24.	Consider renaming “Focused Investment Risk” to “Industry Focused Investment Risk.”

Response:

The Registrant notes that “Focused Investment Risk” is intended to describe the Fund’s investments in Senior Loans as opposed to a particular industry and believes that “Industry Concentration Risk” adequately addresses the risks of investments in a particular industry. As a result, the Registrant respectfully declines to rename “Focused Investment Risk.”

25.	Consider renaming “Liquidity Risk” to “Illiquidity Risk.”

Response:

The requested change has been made.

26.	Under “Non-Diversification Risk,” please specify whether any one constituent security is expected to represent a material portion of the portfolio.

Response:

The Registrant does not expect that any single security will represent a material fraction of the portfolio.

Mr. Dominic Minore	September 21, 2012

27.	Please remove any mitigating language from the paragraph entitled “Senior Loans Risk” on page 5 and all other similarly mitigating sentences in the Principal Risks section.

Response:

The paragraphs entitled “Senior Loans Risk” under “Principal Risks” and “Description of Principal Risks” have been revised to delete the following disclosures:

•	“although Senior Loans are typically senior and secured in contrast to many other below investment grade securities, which are often subordinated and unsecured.”

•

“Senior Loans’ higher standing in an issuer’s capital structure has historically resulted in generally higher recoveries than other below investment grade securities in the event of a corporate reorganization or other restructuring, but there can be no assurance that this will be the case with respect to any particular Senior Loan.”

•

“although, because their interest rates are adjusted for changes in short-term interest rates, Senior Loans generally have less interest rate risk than other high yield investments, which typically pay fixed rates of interest.”

Tax Information

28.	Please revise the first sentence under the heading “Tax Information” on page 7 to clarify that tax-advantaged arrangements are tax deferred rather than tax exempt, or consider deleting the following phrase entirely: “except when your investment is in an IRA, 401(k) plan or other tax-advantaged arrangement”

Response:

The phrase described above has been revised as follows: “The Fund intends to make distributions that generally will be taxable to you as ordinary income or capital gains, unless you are a tax-exempt investor or otherwise investing in the Fund through a tax-advantaged arrangement, such as a 401(k) plan or an individual retirement account. If you are investing in the Fund through a tax-advantaged arrangement, you may be taxed later upon withdrawals from that account.”

Description of Principal Investments

29.	Please explain what happens if the Fund acquires Senior Loans designed to provide bridge financing and the borrower is unable to replace the bridge financings with permanent financing. For example, are the terms of these loans extended? Will the borrowers be declared in default?

Mr. Dominic Minore	September 21, 2012

Response:

The Registrant has revised the disclosure under “Bridge Financing” as follows: “The Fund may acquire interests in Senior Loans that are designed to provide temporary or “bridge” financing to a Borrower pending the sale of identified assets or the arrangement of longer-term loans or the issuance and sale of debt obligations. A Borrower’s use of a bridge loan involves a risk that the Borrower may be unable to locate permanent financing to replace the bridge loan, which may impair the Borrower’s perceived creditworthiness and increase the likelihood that an event of default would be declared.”

30.	Change the word “should” to “will” in the following sentence on page 12: “Notwithstanding its 80% investment policy, the Fund is subject to the SEC’s “names rule” (Rule 35d-1 under the 1940 Act), and therefore commits to invest at least 80% of its assets (i.e., net assets plus borrowings for investment purposes), under normal circumstances, in Component Securities and/or financial instruments that, in combination, should have economic characteristics similar to Component Securities”

Response:

The requested change has been made.

31.	Please elaborate on the limits to the use of derivatives and state that they may be used for speculative purposes.

Response:

The Registrant believes that the Amendment, as amended in response to the Staff’s comments, accurately describes the limits to the use of derivatives. For example, the Registrant has disclosed that certain specific types of derivatives may be used with respect to the 20% basket to track the Underlying Index (as a substitute for investing in conventional securities). Accordingly, the Registrant believes that it would be misleading to state that derivatives may be used for speculative purposes.

Dividends and Distributions

32.	Please clarify that reinvestments will be taxed as if the investor had received a cash distribution, but with no corresponding distribution with which to pay the tax.

Response:

The Registrant has added the following language: “Dividends and other taxable distributions are taxable to you, whether received in cash or reinvested in additional shares of the Fund pursuant to DTC’s Dividend Reinvestment Service. Shareholders using the Dividend

Mr. Dominic Minore	September 21, 2012

Reinvestment Service should consult their broker-dealer for more information about the specific terms of the service, including potential tax consequences to such shareholders in light of their particular circumstances.” Given that the Fund itself does not have a dividend reinvestment service, the disclosure relates to services with respect to which the Registrant does not have direct information and therefore the Registrant does not feel it appropriate to make general statements about the particulars of any such information.

Statement of Additional Information

Description of Non-Principal Investments and Risk Factors

33.	Please elaborate on why the Fund might choose to invest in securities of other investment companies rather than securities of the Underlying Index.

Response:

The Registrant believes that the reasons the Fund might choose to invest in other securities are adequately described in the fifth paragraph to “Description of Non-Principal Investments and Risk Factors,” where the Fund has provided: “The Fund may invest the remainder of its assets in securities not included in the Underlying Index, but which the Adviser believes will help the Fund track the Underlying Index. For example, the Fund may invest in securities that are not components of the Underlying Index to reflect various corporate actions (such as mergers) and other changes in the Underlying Index (such as reconstitutions, additions and deletions).” The Registration therefore respectfully declines to make the suggested change.

Construction and Maintenance Standards for the Underlying Index

34.	Please elaborate in plain English on the following factors regarding loans selected for the Underlying Index described on page 13: “minimum nominal facility size of $500 million, minimum liquidity/depth of two for at least 50% of trading days, minimum current spread of 125 basis points over LIBOR and minimum initial time to maturity of one year.”

Response:

Notwithstanding the fact that Rule 421 under the 1933 Act is inapplicable to Statements of Additional Information, the description of the methodology of the Underlying Index has been revised as follows:

“Index Methodology. The Underlying Index is a subset of the broader senior secured bank loan universe. The Index Provider will consider both fully funded term loans and defaulted loans. Loans in the Underlying Index are selected from the universe of eligible loans using defined rules. More specifically, loans eligible for inclusion in the Underlying Index (“eligible loans”) must meet set criteria related to loan type, minimum size, liquidity and depth of market, spread, credit rating and minimum time to maturity, including the following:

Mr. Dominic Minore	September 21, 2012

•	the size of eligible loans must be at least $500 million;

•

the number of prices available for an eligible loan and the length of time such number of prices have been available (a measure of liquidity of the loan) must be, respectively, at least two and at least 50% of all trading days in the prior three-month period (or, for loans that have not yet traded for three months, there must be at least three prices available for at least 50% of all trading days since its issue date);

•

eligible loans must be sub-investment grade, as measured either by a composite credit rating based on both Moody’s and Standard & Poor’s ratings, or if unrated, must meet the credit spread described below;

•

eligible loans must have a minimum interest rate, which must be at least 125 basis points (1.25%) higher than the interest rate of the London Interbank Offered Rate (“LIBOR”) (LIBOR is a floating rate that banks charge one another for the use of short-term money, and is often used as a peg for setting other interest rates); and

•	eligible loans must have a minimum maturity of one year at the time of inclusion in the Underlying Index.”

Investment Restrictions

35.	Please confirm that the Fund does not intend to engage in reverse repurchase agreements and securities lending. Consider revising the sixth Fundamental Investment Restriction on page 15 to eliminate any confusion.

Response:

The Registrant confirms it does not currently intend to engage in such transactions and has added a footnote to the sixth fundamental investment restriction clarifying this intent as follows: “For avoidance of doubt, with respect to this Fundamental Investment Restriction number 6, the Fund has no current intention to engage in reverse repurchase agreements and securities lending, but the Fund may change this intention at any time without shareholder approval.”

Purchase and Redemption of Shares

36.	Please revise the last paragraph of “Redemption of Creation Units” on page 35 to more closely track Section 22(e) of the 1940 Act.

Mr. Dominic Minore	September 21, 2012

Response:

The requested change has been made. The Registrant has revised the text as follows: “The Fund, however, may suspend the right of redemption and postpone payment for more than seven days: (i) for any period during which the Exchange is closed (other than customary weekend and holiday closings); (ii) for any period during which trading on the Exchange is suspended or restricted; (iii) for any period during which an emergency exists as a result of which disposal of the shares of the Fund’s portfolio securities or determination of its NAV is not reasonably practicable; or (iv) in such other circumstance as is permitted by the SEC.”

37.	Confirm that the maximum transaction fees (creation and redemption transaction fees combined) described under “Transaction Fees” on page 36 will not exceed 2% of the net asset value as required by Section 10(d)(4) of the 1940 Act and that the fees are in accordance with Rule 22c-2 of the 1940 Act.

Response:

The Registrant confirms that the maximum aggregate creation and redemption transaction fees will not exceed 2% of the net asset value.

* * * * *

As instructed by the Staff, the Registrant is also submitting the following:

The Registrant acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Amendment, (ii) Staff comments or changes to disclosure in response to Staff comments in the Amendment reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Amendment, and (iii) the Registrant may not assert Staff comments with respect to the Amendment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to the undersigned at (212) 596-9209.

Sincerely,

/s/ Reid B. Adams

Reid B. Adams

cc:	Ethan Powell, Pyxis Capital, L.P.

Rajib Chanda, Esq.